January 11, 2007
Mr. Robert S. Littlepage, Accountant Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street
Washington, D.C. 20549

RE:	TRM Corporation Item 4.01 Form 8-K Filed January 5, 2007 File No. 000-19657
Dear Mr. Littlepage:
This letter responds to your comment letter dated January 8, 2007 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response.
1.	Please file a revised Form 8-K upon the completion of procedures regarding Form 10-Q for the quarter ended September 30, 2006, and all services related to the current audit of the company’s Form 10-K, to include the date upon which the dismissal of your auditors is effective, as discussed in Item 4.01 of your Form 8-K filed on January 5, 2007. Please note that all portions of the Form 8-K should be updated, including sections regarding the former accountant’s reports as well as any disagreements or reportable events. A new Exhibit 16 letter will also be required.

We will file a revised Form 8-K upon the completion of the procedures regarding our Form 10-Q for the quarter ended September 30, 2006 and all services related to the current audit of our Form 10-K for the year ended December 31, 2006. The revised Form 8-K will be updated and will include the date upon which the resignation of our auditors is effective as well as a new Exhibit 16 letter. We anticipate that the revised Form 8-K will be filed upon the filing of our Form 10-K.

Mr. Robert S. Littlepage
United States Securities and Exchange Commission
January 11, 2007

2.	When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure that you disclose any consultations up through the date of engagement.

We will file a Form 8-K when we engage a new accountant, which will comply with the requirements of Regulation S-K Item 304(a)(2).

Pursuant to your request, we hereby acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Daniel E. O’Brien
Daniel E. O’Brien
Chief Financial Officer

cc:	Jeffrey F. Brotman J. Baur Whittlesey